Exhibit (a)(5)(H)

1:22pm CJ-11-2738

Owens

IN THE DISTRICT OF OKLAHOMA COUNTY

STATE OF OKLAHOMA

RALPH C. BRAND, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)	CASE NO: CJ – 2011 – 2738
)
v.	)	CIVIL ACTION
)
D. FRANK HARRISON, WILLIAM SNIPES,	)	CLASS ACTION COMPLAINT
GARY HILL, DAVID HOUSE, RICHARD HEFNER, BRONCO DRILLING COMPANY, INC., CHESAPEAKE ENERGY CORPORATION, and NOMAC ACQUISITION, INC., Defendants.	) ) ) ) ) )

PETITION

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of Bronco Drilling Company, Inc. (“Bronco” or the “Company”) against Bronco’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Chesapeake Energy Corporation (“Chesapeake”) by means of an unfair process and for an unfair price.

2. On April 15, 2011, the Company and Chesapeake announced a definitive agreement under which Chesapeake, through its wholly owned subsidiary, Nomac Acquisition, Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Bronco for $11.00 per share in cash. (the “Proposed Transaction”). The Proposed Transaction is valued at 315 million, including debt, net working capital and outstanding warrants.

3. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given Bronco’s recent strong performance, its future growth prospects, analyst expectations, and the small premium, the consideration shareholders are to receive is inadequate and undervalues the Company.

4. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated April 14, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) a provision that provides Chesapeake with five business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Chesapeake a termination fee of $13 million and expenses of up to $1.5 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Bronco.

5. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Bronco and Chesapeake have aided and abetted such breaches by Bronco’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

6. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Bronco. Bronco is a provider of contract land drilling to oil and natural gas exploration and production companies.

7. Bronco is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 16217 North May Avenue, Edmond, Oklahoma 73013.

8. Defendant D. Frank Harrison (“Harrison”) has served as the Chairman of the Company’s Board of Directors since August 2007, and Chief Executive Officer and a director of the Company since May 2005.

9. Defendant William Snipes (“Snipes”) has been a director of the Company since 2006.

10. Defendant Gary Hill (“Hill”) has been a director of the Company since 2006.

11. Defendant David House (“House”) has been a director of the Company since 2008.

12. Defendant Richard Hefner (“Hefner”) has been a director of the Company since 2010.

13. Defendants referenced in ¶¶ 8 through 12 are collectively referred to as Individual Defendants and/or the Board.

14. Defendant Chesapeake Energy Corporation is an Oklahoma corporation with its headquarters located at 6100 North Western Avenue, Oklahoma City, OK 73118. Chesapeake is the second-largest producer of natural gas and the most active driller of new wells in the United States.

15. Defendant Nomac Acquisition, Inc. is a Delaware corporation wholly owned by Chesapeake that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

16. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Bronco and owe them, as well as the Company, a duty of care, loyalty, good faith, and independence.

17. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

18. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

19. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and independence owed to plaintiff and other public shareholders of Bronco.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Bronco common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

21. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of April 21, 2011, Bronco has approximately 28.80 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vi)	Have Bronco, Chesapeake, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

22. Bronco is a provider of contract land drilling to oil and natural gas exploration and production companies. As of February 28, 2011, the Company owned a fleet of 25 operating land drilling rigs. The Company operates their drilling rigs in Oklahoma, Texas, Pennsylvania, West Virginia and North Dakota.

23. On March 4, 2011, the Company announced its financial and operational results for the three months and twelve months ended December 31, 2010. Revenues for the fourth quarter were $37.3 million compared to $15.9 million for the fourth quarter of 2009. Revenues for the year ended December 31, 2010 were $124.4 million compared to $102.9 million for the year ended 2009.

24. In the same press release announcing the financial results, Defendant Harrison commented on the Company’s performance for the year and on its outlook for the future, stating: “I am very proud of the company’s accomplishments in 2010. We were able to reduce our net debt position from $42.4 million to $0 by year end all while increasing key metrics of revenue days and Adjusted EBITDA by 31% and 74%, respectively, over 2009. We believe the strong operating performance coupled with our healthy balance sheet provides us with a great deal of flexibility as we implement new growth strategies. We have made it a priority as we move forward with our growth plans to maximize the risk reward tradeoff in these projects. We believe this will create significant value for shareholders while maintaining a prudent financial risk profile.”

25. In a March 8, 2011 article on http://seekingalpha.com titled “Bronco Drilling: Poised for Future Growth?,” the author believed that the Company was poised to hit $13.00 per share over the next few months. As stated in the article in part:

…there is one Oklahoma oil driller that still has plenty of room to run and recently closed out the fourth quarter with stellar numbers. Bronco Drilling (BRNC) is a provider of contract land drilling and work-over services to oil and natural gas exploration and production companies throughout the United States and Mexico. More specifically, BRNC is mainly focused on the Bakken, Eagle Ford and Marcellus Shale territories. Currently, Bronco Drilling has 22 operating rigs, of which most are located in the Bakken Shale area.

Utilization for the company’s drilling fleet was 96% for the month of January compared to 96% for the month of December and 96% for the fourth quarter of 2010. The company had an average of 24 marketed drilling rigs in January compared to 24 in December and 24 for the fourth quarter of 2010. The average day-rate on operating drilling rigs as of January 31, 2011, was $17,529 compared to $17,362 as of December 31, 2010, and $17,296 for the fourth quarter of 2010.

*  *  *

From a technical perspective, BRNC is currently at a 2.5 year high - $9.81. However, this breakout began around $7.00 and all of my indicators are showing signs of strengthening as accumulation and price action have been trending upward. I am looking for BRNC to test the $13.00 area over the next few months and believe that this Oklahoma driller is definitely poised for future growth.

26. In a press release dated April 15, 2011, the Company announced that it had entered into a merger agreement with Chesapeake pursuant to which Chesapeake, through Merger Sub, will commence a tender offer acquire all of the outstanding shares of the Company for $11.00 per share.

27. The Proposed Transaction will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy – at an attractive price per rig. As stated in the press release announcing the Proposed Transaction, Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Chesapeake is currently Bronco’s second largest customer. Following the closing of the Proposed Transaction, Chesapeake will integrate Bronco’s 22 rigs into Chesapeake’s wholly-owned subsidiary, Nomac Drilling, L.L.C. which currently owns 95 drilling rigs available for service. Chesapeake believes that the acquisition of Bronco should satisfy the vast majority of Chesapeake’s anticipated rig investment needs through 2012.

28. Chesapeake is expected to launch the tender offer shortly after the announcement of the Proposed Transaction and the Proposed Transaction is expected to close in the second quarter of 2011,

29. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Proposed Transaction.

30. Given the Company’s recent strong performance and its positioning for growth, the Proposed Transaction consideration is inadequate and undervalues the Company.

31. In addition, the Proposed Transaction represents a paltry premium of just 6% based on the closing price of Bronco stock the day prior to the announcement of the Proposed Transaction. Indeed, the Proposed Transaction consideration represents a negative premium to the $11.34 price Bronco common stock closed at on April 4, 2011.

32. Further, according to Yahoo Finance, the mean target for Bronco stock among six Wall Street analysts was $11.42 per share, with at least one Wall Street analyst setting a price target of $13.50 per share before the Proposed Transaction was announced.

33. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

34. By way of example, §4.02(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Chesapeake. This section also demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

35. Pursuant to the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Chesapeake of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Chesapeake in order to enter into the competing proposal, it must grant Chesapeake five business days in which the Company must negotiate in good faith with Chesapeake (if Chesapeake so desires) and allow Chesapeake to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer constitutes a superior proposal. In other words, the Merger Agreement gives Chesapeake access to any rival bidder’s information and allows Chesapeake a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Chesapeake and piggy-back upon the due diligence of the foreclosed second bidder.

36. Moreover, the Merger Agreement provides that a termination fee of $13 million and expenses of $1.5 million must be paid to Chesapeake by Bronco if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

37. Chesapeake is also the beneficiary of a “Merger Option” provision that ensures that Chesapeake gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Chesapeake receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Chesapeake fails to acquire the 90% required, the Merger Agreement also contains a “Merger Option” provision that grants Chesapeake an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

38. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

39. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

40. Plaintiff repeats all previous allegations as if set forth in full herein.

41. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Bronco and have acted to put their personal interests ahead of the interests of Bronco shareholders.

42. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Bronco’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

43. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Bronco because, among other reasons:

(a) they failed to take steps to maximize the value of Bronco to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Bronco; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

44. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Bronco’s assets and will be prevented from benefiting from a value-maximizing transaction.

45. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

46. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Bronco, Chesapeake, and Merger Sub)

47. Plaintiff repeats all previous allegations as if set forth in full herein.

48. As alleged in more detail above, Defendants Bronco, Chesapeake, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

49. As a result, Plaintiff and the Class members are being harmed.

50. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

April 22, 2011

Valerie L. Dye, OBA No. 30375
Scott A. Graham, OBA No. 19817
Anthony L. Allen, OBA No. 19738 GRAHAM, ALLEN & BROWN, PLLC PHILTOWER BUILDING, SUITE 355
427 SOUTH BOSTON AVENUE TULSA, OKLAHOMA 74103
(918) 948-6171 (800) 460-3446
scott@lawtulsa.com
tony@lawtulsa.com

OF COUNSEL
LEVI & KORSINSKY, LLP
Joseph Levi, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171